Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000

May 15, 2015

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Ms. Cecilia Blye, Chief, Office of Global Security Risk
Amanda Ravitz, Assistant Director, Division of Corporation Finance

Re:

Altera Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 0-16617

Dear Ms. Blye:

This letter is in response to your comment letter dated May 5, 2015 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company"). For your convenience, we have set forth each of the Staff’s comments in bold type and each comment is followed by the Company’s response.

General

1.
You state on page 14 that Huawei Technologies Co., Ltd. and LM Ericsson Telephone Company each accounted for 10% of your net sales in 2014. We are aware of news articles reporting Huawei contacts with Cuba, Sudan and Syria, countries that are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Ericsson told us in 2014, in publicly available correspondence, that it sold telecommunications infrastructure-related products and services in Cuba, Sudan and Syria. Additionally, you state on page 36 that your products are sold in the Americas and EMEA, references to which can be understood to include Cuba, Sudan and Syria. You do not discuss contacts with Cuba, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, OEMs, distributors or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

The Company has not provided any products, technology, or related services to Cuba, Sudan or Syria nor does the Company have any agreements, arrangements or other such contacts with the governments of those countries or entities those countries control. Further, the Company is not aware of any past, current, or anticipated contacts with Cuba, Sudan, or Syria, whether directly or indirectly through its subsidiaries, OEMs, distributors, or other direct or indirect arrangements.

Huawei Technologies Co., Ltd. (“Huawei”) and LM Ericsson Telephone Company (“Ericsson”), like all Altera customers, are informed, through agreements and sales documentation, that Altera products are subject to U.S. export control laws and regulations and that the company’s products may not be sold, leased, or otherwise transferred to Cuba, Sudan, or Syria without first applying for, and obtaining, the appropriate export license. Altera does not have any control over Huawei’s or Ericsson’s export compliance programs, export licensing activities, or sales activities, and Altera does not have insight into the ultimate destination of Huawei and Ericsson products that incorporate Altera products. Altera is not aware of such activities by our customers, and the Company confirms that it has not, to its knowledge, provided to Huawei, Ericsson, or any other customer any product or service that was ultimately sold into Cuba, Sudan, or Syria.

Altera has policies and procedures in place to prevent unauthorized exports of its products to Cuba, Sudan, and Syria. These include, among other things, employee training, order screening, and inclusion of export compliance provisions in relevant agreements.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As set forth in the response above, the Company is not aware of any direct or indirect, past, current or anticipated contacts with Cuba, Sudan, or Syria. As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any adverse impact in its reputation or share value associated with business activities in Cuba, Sudan, or Syria.

Altera acknowledges that:

•	Altera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

/s/ RONALD J. PASEK
Ronald J. Pasek
Senior Vice President and Chief Financial Officer